February 11, 2010

Ms. Keira Ino
Mail Stop 4720
Division of Corporation Finance
Securities and Exchange Commission
100 First Street. N.E.
Washington D.C. 20549

Re:  Universal Insurance Holdings, Inc.
Form 10-K, for the Period Ended December 31, 2008
File No. 001-33251
Comment Letter Dated September 16, 2009

Dear Ms. Ino:

This letter is in response to your verbal comments conveyed to me during our telephone conversation on January 28, 2010 in regard to the Company’s follow up response dated December 2, 2009 to the Comment Letter dated September 16, 2009 regarding our Form 10-K for the period ended December 31, 2008. Your comments are repeated below followed by our responses.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Insurance Liabilities, page 27

2. We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Specifically, the following items in your response to the Comment Letter should be further addressed:

d. Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:

1. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

2. Explicitly identify and discuss key assumptions as of December 31, 2008 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

  e.  In order to show potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

The revised disclosure is attached as Exhibit A.

Liquidity and Capita1 Resources, page 33

3. Since estimated losses reserves and interests on long-term debt represent a significant portion of your future cash requirements, please revise your contractual obligations table on page 35 to include these items you expect to pay in the future. Please present estimated losses reserves on a gross basis. Please include in the footnote disclosure an explanation for reinsurance recoverable on unpaid losses and LAE being included in the table.

The table is attached as Exhibit B. The table presents estimated losses reserves on a gross basis. An explanation for reinsurance recoverable on unpaid losses and LAE being included in the table has been added to the footnote.

If you have any further questions or if I can be of any further assistance please do not hesitate to contact me.

Very truly yours,

/s/ James M. Lynch

James M. Lynch, CPA, CPCU
Executive Vice President and Chief Financial Officer

EXHIBIT A
d. Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses.  In addition please disclose the following:
1. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period.  Please note that this discussion should supplement, rather than duplicate, the disclosure provided responsive to industry Guide 6.
 2. Explicitly identify and discuss key assumptions as of December 31, 2008 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

The reported losses of Universal Property & Casualty Insurance Company (“Universal”) for accident years 2007 and prior developed adversely compared to the expectation of Universal as of December 31, 2007.  As a result, as of December 31, 2008, Universal increased its estimate of ultimate losses for accident years 2007 and prior by $8.3 million.  Of this increase, $5.1 million is attributable to non-catastrophe losses and defense and cost containment (“DCC”) expenses, and $1.9 million is attributable to hurricane losses and DCC expenses from accident years 2004 and 2005.  The remaining $1.3 million is attributed to adjusting and other loss adjustment expenses.  The following paragraphs describe the methods and assumptions that were used to determine estimated ultimate losses and loss adjustment expenses (“LAE”).

Estimates of unpaid amounts for both non-hurricane loss and DCC expenses (hereafter referred to simply as losses) are produced by Universal’s consulting actuary based on the range of indications produced by six commonly used and accepted actuarial methods.  A discussion of the methods used to determine indicated unpaid amounts for hurricane losses and adjusting and other LAE will follow.

The first method for estimating unpaid amounts for non-hurricane losses is the reported development method.  This method is based upon the assumption that the relative change in a given year’s reported loss estimates (paid losses plus case reserves) from one evaluation point to the next is similar to the relative change in prior years’ reported loss estimates at similar evaluation points. In utilizing this method, actual annual historical reported loss data is evaluated. Successive years can be arranged to form a triangle of data.  Report-to-report (“RTR”) development factors are calculated to measure the change in cumulative reported losses from one evaluation point to the next. These historical RTR factors form the basis for selecting the RTR factors used in projecting the current valuation of losses to an ultimate basis. In addition, a tail factor is selected to account for loss development beyond the observed experience. The tail factor is based on trends shown in the data and consideration of industry loss development benchmarks. This method’s implicit assumption is that the relative adequacy of case reserves has been consistent over time, and that there have been no material changes in the rate at which claims have been reported.

The second method is the paid development method.  This method is similar to the reported development method, however, case reserves are excluded from the analysis. While this method has the disadvantage of not recognizing the information provided by current case reserves, it has the advantage of avoiding potential distortions in the data due to changes in case reserving methodology.  This method’s implicit assumption is that the rate of payment of claims has been relatively consistent over time.

The third method is the reported Bornhuetter-Ferguson (“B-F”) method.  This method is essentially a blend of two other methods. The first method is the loss development method (described above), whereby actual reported losses are multiplied by an expected loss development factor. For slow reporting coverages, the loss development method can lead to erratic and unreliable projections, because a relatively small swing in early reporting periods can result in a large swing in ultimate projections. The second method is the expected loss method (a description of the expected loss method follows the description of the reported B-F method), whereby the incurred but not reported (“IBNR”) estimate equals the difference between a predetermined estimate of expected losses and actual reported losses. This has the advantage of stability, but it does not respond to actual results as they emerge.  The reported B-F method combines these two methods by setting ultimate losses equal to actual reported losses plus expected unreported losses. As an experience year matures and expected unreported losses become smaller, the initial expected loss assumption becomes gradually less important.  Two parameters are needed to apply the B-F method: the initial expected loss ratio and the expected reporting pattern. The initial expected loss ratio for each accident year other than the current year is set equal to the estimated ultimate loss ratio from the prior analysis.  The initial expected loss ratio for the current year is determined based on trends in historical ratios, rate changes, and underlying loss trends.  The expected reporting pattern is based on the reported loss development method described above.  This method is often used for long-tail lines and in situations where the reported loss experience is relatively immature or lacks sufficient credibility for the application of other methods.

As mentioned above, one component of the B-F method is the expected loss method.  In this method, ultimate loss projections are based upon some prior measure of the anticipated losses, usually relative to some measure of exposure, such as premiums, revenues, or payroll.  An expected loss ratio (or loss cost/pure premium) is applied to the measure of exposure to determine estimated ultimate losses for each year.  Actual losses are not considered in this calculation. This method has the advantage of stability over time because the ultimate loss estimates do not change unless the exposures or pure premiums change. However, this advantage of stability is offset by a lack of responsiveness, since this method does not consider actual loss experience as it emerges.  This method is based on the assumption that the pure premium per unit of exposure is a good indication of ultimate losses. It is entirely dependent on pricing assumptions.

The fourth method is the paid B-F method.  This method is analogous to the reported B-F method using paid losses and development patterns in place of reported losses and patterns.

The fifth method is the reported counts and averages method.  In this method, an estimate of unpaid losses is determined by separately projecting ultimate reported claim counts and ultimate reported claim severities (cost per reported claim) for each accident period.  Typically, loss development methods are used to project ultimate claim counts and claim severities based on historical data using the same methodology described in the reported development method above.  Estimated ultimate losses are then calculated as the product of the two items.  This method is intended to avoid data distortions that may exist with the other methods for the most recent years as a result of changes in case reserve levels, settlement rates, etc.  In addition, it may provide insight into the drivers of loss experience.

The sixth method is the paid counts and averages method.  This method is analogous to the reported counts and averages method using paid claims counts and paid claim severities and their related development patterns in place of reported data.

The six methods described above all produce an estimate of ultimate losses.  Based on the results of these six methods, a single estimate (commonly referred to as a point/central estimate) of the ultimate loss is selected.  Estimated IBNR reserves are determined by subtracting the reported loss from the selected ultimate loss.  The estimated IBNR reserves are added to case reserves to determine the total estimated unpaid losses.

In selecting the RTR development factors described above, due consideration is given to how the RTR development factors change from one year to the next over the course of several consecutive years of recent history.  In addition to the loss development triangles cited above, various diagnostic triangles, such as triangles showing historical patterns in the ratio of paid to reported losses and paid to reported claim counts, are typically prepared as a means of determining the stability of various determinants of loss development, such as consistency in claims settlement and case reserving.

With respect to Universal’s primary exposure, Florida personal property coverage, the hurricanes in 2004 and 2005 required Universal to place more focus on adjusting hurricane claims during 2004, 2005 and into 2006.  Universal then experienced a surge in non-hurricane claims which led the loss development patterns for non-catastrophe losses to increase substantially in the years during and following the active hurricane seasons of 2004 and 2005.  Based on the inspection of various diagnostic triangles as of December 31, 2008, there was some evidence suggesting that the RTR development factors for non-catastrophe losses would return to the levels they were at prior to the 2004 and 2005 hurricane seasons.  Therefore, we selected RTR development factors that were more consistent with the pre-storm years (i.e., the years prior to 2004).  However, in total the estimated ultimate losses for accident years 2007 and prior increased by $5.1 million as of December 31, 2008, primarily due to the unexpected increase in the level of non-catastrophe losses following the active hurricane seasons of 2004 and 2005.

Estimates of unpaid losses for hurricane experience are not developed using company specific development patterns, due to the relatively infrequent nature of storms and the high severity typically associated with them.  Both the reported development method and the paid development method were used to estimate ultimate losses.  However, the development patterns were based on an industry study produced by the Reinsurance Association of America (“RAA”) in 2008.  There is an inherent assumption that relying on industry development patterns as opposed to company specific patterns produces more credible results for projecting hurricane losses.  Because the RAA data is largely based on reinsurer data, the use of this data would typically produce a slower development pattern compared to a pattern based solely on primary insurance company data. Therefore, the RAA patterns have been adjusted to eliminate this delay in the reinsurers patterns. To adjust for this lag we rounded the number of quarters of development up to the nearest quarter in determining a development factor. For example, Hurricane Ivan made landfall on September 16, 2004.  This would suggest 17.17 quarters of development at December 31, 2008.  For the purposes of determining a development factor to apply to Hurricane Ivan losses, we assumed 18 quarters of development.  The only changes from the prior year to the December 31, 2008 analysis were the reflection of an additional year of loss and claim activity and an update of the development patterns to reflect another year of activity.  Estimated ultimate hurricane losses increased by $1.9 million for accident years 2004 and 2005, primarily due to an influx of homeowner’s association loss assessment claims that emerged in 2008.

Estimated unpaid amounts for adjusting and other LAE are determined using a method commonly referred to as the “paid-to-paid method.”  With the paid-to-paid method, the ratio of paid adjusting and other LAE to paid losses on a calendar year basis is calculated for the last several calendar years.  A ratio is then selected based on the pattern or trend in these ratios.  The selected ratio is then applied to the indicated IBNR loss reserves and one-half of the selected ratio is applied to case loss reserves.  This method is derived from the common rule of thumb that one-half of adjusting and other LAE are incurred when a claim is first opened and the second half is incurred over the remaining life of the claim.  Changes in the estimated unpaid amounts for adjusting and other LAE result from changes in the selected paid-to-paid ratios, the change in the amount of IBNR loss reserves from the prior analysis, the change in the amount of case loss reserves and the amount of paid adjusting and other LAE as of December 31, 2008.  The estimated ultimate adjusting and other LAE increased by $1.3 million over the prior analysis.

e. In order to show potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified  may have on reported results, financial positions and liquidity.  Explain why management believes the scenarios quantified are reasonably likely.

The range of estimates of ultimate losses (from low to high) is typically smaller for older, more mature accident periods and greater for more recent, less mature accident periods.  In this case, the greatest level of uncertainty is associated with accident years 2004 (due to the exhaustion of catastrophe reinsurance) and accident year 2008 (due to the relative immaturity of the experience and uncertainty caused by recent shift in non-catastrophe loss levels).  Given the underlying nature of Universal’s business (catastrophe-exposed personal property coverage), the actuarial methods employed indicated a range of estimated unpaid losses to be approximately 15% above to 15% below the best estimate under typical circumstances.  The increased uncertainty associated with accident years 2004 and 2008 increased the bounds of the range to approximately 20%.

In selecting the range of reasonable estimates, the assumptions used to select RTR development factors and initial expected loss ratios are not changed.  Rather, the range of indications produced by the various methods is inspected, the relative strengths and weaknesses of each method are considered, and from those inputs a range of estimates can be selected.

Projections of loss and LAE liabilities are subject to potentially large errors of estimation since the ultimate disposition of claims incurred prior to the financial statement date, whether reported or not, is subject to the outcome of events that have not yet occurred. Examples of these events include jury decisions, court interpretations, legislative changes, changes in the medical condition of claimants, public attitudes, and social/economic conditions such as inflation. Any estimate of future costs is subject to the inherent limitation on one’s ability to predict the aggregate course of future events. It should therefore be expected that the actual emergence of losses and LAE will vary, perhaps materially, from any estimate.

The inherent uncertainty associated with loss and LAE liability estimates is magnified in this case due primarily to the occurrence of four hurricanes during 2004 and four more during 2005.   Issues related to applicability of deductibles, availability and cost of repair services and materials, and other factors have increased the variability in estimates of the related loss reserves.  In addition, the estimation of ultimate liabilities is higher in this case due to the exhaustion of Universal’s catastrophe coverage for the 2004 storms.  Finally, as noted above, there was a shift in the level of non-catastrophe losses following the active hurricane seasons of 2004 and 2005.  Due to this uncertainty, the parameters of the loss estimation methodologies are updated on an annual basis as new information emerges.

We believe our net loss and LAE reserves are appropriately established based on available methodology, facts, technology, laws and regulations. We calculate and record a single best reserve estimate, in conformance with generally accepted actuarial standards, for reported losses and IBNR losses and as a result we believe no other estimate is better than our recorded amount. Due to the uncertainties involved, the scenarios described and quantified above are reasonably likely and the ultimate cost of losses may vary materially from recorded amounts, which are based on our best estimates. The net reserve for unpaid losses and LAE at December 31, 2008 is $44,563,305.

EXHIBIT B
UNIVERSAL INSURANCE HOLDINGS, INC
Contractual Obligation Payments Due by Period

($ in thousands)	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years

Unpaid losses and LAE, direct	$87,948	$69,479	$13,192	$3,518	$1,759
Reinsurance recoverable on unpaid losses and LAE	(43,228)	(34,150)	(6,484)	(1,729)	(865)
Long-term debt	33,446	878	4,606	4,399	23,563
Operating leases	718	33	416	269	-

Total contractual obligations	$78,883	$36,239	$11,730	$6,457	$24,457

This table represents the Company’s total contractual obligations for which cash flows are fixed or determinable. Reinsurance recoverable on unpaid losses and LAE represents the portion of unpaid losses and LAE, direct which is recoverable from reinsurers. The related reinsurance contracts also include the right to offset unpaid losses and LAE with premium payments due, if any.